UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-39327

SEADRILL LIMITED

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Second Quarter 2024 Earnings Release and Conference Call

Hamilton, Bermuda, July 12, 2024 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) will report its second quarter 2024 results on Monday, August 5 after the NYSE closes for trading. The Company will host a conference call to discuss its results on Tuesday, August 6 at 09:00 CT / 16:00 CET. Interested participants may join the call by dialing +1 (800) 715-9871 (Conference ID: 5348977) at least 15 minutes prior to the scheduled start time. The Company will webcast the call live on the Investor Relations section of its website, where a replay will be available afterwards.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

Contact Information

Lydia Brantley Mabry

Director of Investor Relations

ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

	By:	/s/ Grant Creed
Date: July 12, 2024		Name: Grant Creed
Title: Chief Financial Officer